Galileo Acquisition Corp.

1049 Park Ave. 14A

New York, NY 10028

September 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:             Erin Purnell

Asia Timmons-Pierce

Re:        Galileo Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-4 (the “Registration Statement”)

Filed September 2, 2021

File No. 333-256935

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Galileo Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4 p.m. ET on Tuesday, September 7, 2021, or as soon as practicable thereafter.

Very truly yours,

/s/ Alberto Recchi
Alberto Recchi
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP